Exhibit 1.6

CDC Software HRP Product Selected by Unilever in China

Unilever improves its efficiency by successfully implementing a unified human resources management platform

HONG KONG March 12, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced its self-developed PowerHRP6.0 (Human Resources and Payroll) software product has been implemented by Unilever, the leading supplier of fast moving consumer goods, for its operations in China.

By implementing the PowerHRP6.0 product, Unilever has successfully unified the process of human resources management for over 10 offices with more than 4,000 employees throughout China and improved its operating efficiency in a cost effective manner. Headquartered in Shanghai, Unilever’s production and operating offices are located in Beijing, Guangzhou, Hefei and Weifang in Shangdong. Unilever’s China offices have been using PowerHRP5.0 by CDC Software since 1999. In 2002, Unilever decided to upgrade its human resources solution by installing PowerHRP6.0 in order to meet the requirements of its expansion and restructuring plan in China. PowerHRP6.0 provides a comprehensive data management solution which is designed to allow end users to operate the system easily and cost effectively.

“By implementing the PowerHRP6.0 product, and with CDC Software’s cooperation and assistance, we successfully completed the integration of our three major businesses, which include companies producing family and personal care products, food and beverage items, and Wall’s ice cream,” said Tim Ye, IT Manager of Unilever (China) Limited. “The integrated business model provides a unified data base covering our three major businesses with over 10 subsidiaries in China, and standardizes our payroll management process and systems. One of our major goals is to improve our efficiency in human resources management. We are now working on a HR shared service project which allows us to manage and handle all the payroll and related issues of over 4,000 employees utilizing only two to three HR staff. This project is expected to be accomplished by the end of 2003. CDC Software understands our needs and has knowledge of the local market. Their comprehensive solutions provide us with peace of mind in the human resources arena.”

Steve Collins, Managing Director of CDC Software, said, “We’ve been establishing long term relationship with our clients and are glad to see our products continue to be used by Unilever China, the world’s leading supplier of consumer goods. This exhibits our capability in providing comprehensive human resources management solutions to blue chip international companies who are expanding their operations in China and Asia. In addition, this also demonstrates that our self-developed IP software products are gaining traction in the market and can help those international brands to improve their operating efficiency when doing business in China. With our six year track record in the market place, we believe CDC Software is well positioned to gain market share in this area.”

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com